Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2023

Highlights

  Full Year 2023 Revenue guidance in the range of $7,940 - $8,340 million, representing growth of 3.3% – 6.8% over Full Year 2022 Revenue guidance.
  Full Year 2023 adjusted earnings per share1 guidance in the range of $12.40 - $13.05, representing growth of 6.4% – 10.1% over Full Year 2022 adjusted earnings per share guidance.
  Reaffirming Full Year 2022 guidance of revenue in the range of $7,690 - $7,810 million and adjusted earnings per share1 in the range of $11.65 – $11.85.

DUBLIN--(BUSINESS WIRE)--January 10, 2023--ICON plc, (NASDAQ: ICLR), a world-leading clinical research organization powered by healthcare intelligence, today announced its financial guidance for the year ending December 31, 2023. For the full year 2023, revenue is expected to be in the range of $7,940 - $8,340 million, representing growth of 3.3% – 6.8%, and adjusted earnings per share1 is expected to be in the range of $12.40 – $13.05, representing growth of 6.4% – 10.1%, over Full Year 2022 revenue and adjusted earnings per share guidance, respectively.

CEO Steve Cutler commented, “ICON’s achievements in advancing the speed and efficiency of clinical development continue to progress as we support an ever-growing number of customer partnerships, and we are pleased with our strong operational delivery and cost management in 2022. Our outlook for 2023 reflects a continued solid demand environment albeit with persistent macroeconomic challenges, resulting in full year revenue guidance in the range of $7,940 - $8,340 million and adjusted earnings per share1 guidance in the range of $12.40 - $13.05.”

Full year 2023 financial guidance assumptions:

  An effective tax rate of circa 16.5%.
  Circa $1.1 billion of free cash flow and capital expenditures of circa $200 million.
  Interest expense in the range of $280 – $300 million.
  Hedging solution finalized resulting in proportion of fixed debt amounting to circa 60% of total debt.
  Excludes any potential share repurchase or M&A activity in the above guidance.

With respect to full year 2022, the company reaffirmed its current guidance of revenue in the range of $7,690 - $7,810 million and adjusted earnings per share1 in the range of $11.65 - $11.85.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 113 locations in 53 countries as at September 30, 2022. For further information about ICON, visit: www.iconplc.com,

This press release contains forward-looking statements, including statements regarding our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted earnings per share. Adjusted earnings per share excludes amortization, stock compensation, foreign exchange gains and losses, and restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

1 The full-year 2022 and 2023 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

Source: ICON plc

ICON/ICLR-F

Contacts

Investor Relations +1 888 381 7923
Brendan Brennan Chief Financial Officer + 353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923